SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-15012

hanarotelecom incorporated

(Name of the Registrant)

43, Taepyeongno 2-ga, Jung-gu
Seoul, Korea 100-733
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑   Form 40-F ☐

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐   No ☑

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐   No ☑

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
EX-99.1 Quarterly Report dated May 16, 2005
EX-99.2 Non-consolidated Financial Statements

     hanarotelecom incorporated (the “Company”) is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

Exhibit 99.1:	a corporate disclosure relating to the Company’s quarterly report for the period ended on March 31, 2005, filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on May 16, 2005.

Exhibit 99.2:	a corporate disclosure relating to the Company’s unaudited non-consolidated financial statements as of March 31, 2005 and March 31, 2004 on the basis of financial statements included in the quarterly report we filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on May 16, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

hanarotelecom incorporated
Date: May 20, 2005	By:	/s/ Janice Lee
		Name:	Janice Lee
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1:	a corporate disclosure relating to the Company’s quarterly report for the period ended on March 31, 2005, filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on May 16, 2005.

Exhibit 99.2:	a corporate disclosure relating to the Company’s unaudited non-consolidated financial statements as of March 31, 2005 and March 31, 2004 on the basis of financial statements included in the quarterly report we filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on May 16, 2005.